EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-198316 of our audit report dated August 22, 2014 relating to the consolidated financial statements of ASP HHI Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012 (successor) and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 (successor), the period from October 6, 2012 through December 31, 2012 (successor), the period from January 1, 2012 through October 5, 2012 (predecessor), and the year ended December 31, 2011 (predecessor), and the related financial statement schedule listed in the Index at Item 16, appearing in the Prospectus, which is part of such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Detroit, MI

October 7, 2014